                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b) AND (d)



                    International Airline Support Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458865201
                 ----------------------------------------------
                                 (CUSIP Number)


                                December 8, 2000
                 ----------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO.   458865201                                          Page 2 OF 4 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                    ###-##-####
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           95,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          31,500
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         95,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            31,500
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     126,500
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.8%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     IN-IA-OO**
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


** See Item 4.
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                                                                     Page 3 of 4

Item 1(a).  Name of Issuer:                                                     International Airline Support Group, Inc.

Item 1(b).  Address of Issuers's Principal Executive Offices:                   1954 Airport Road, Suite 200
                                                                                Atlanta, GA 30341

Item 2(a).  Name of Person Filing:                                              Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or, if None, Residence:        4550 Gordon Drive, Naples, Florida 34102

Item 2(c).  Citizenship:                                                        U.S.A.

Item 2(d).  Title of Class of Securities:                                       Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:                                                       458865201

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 31,500 of the reported securities as the trustee of certain family trusts. Miller has sole dispositive and voting power with respect to 95,000 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (ii) as an individual, and (iii) as the trustee to certain trusts.

         (a)      126,500

         (b)      5.8%

         (c)      (i) sole voting power: 95,000

                  (ii) shared voting power: 31,500

                  (iii) sole dispositive power: 95,000

                  (iv) shared dispositive power: 31,500

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         Dated: February 26, 2001                       /s/ Lloyd I. Miller
                                                      -------------------------
                                                        Lloyd I. Miller, III